NEWS RELEASE

February 26, 2007	Release 05-2007

For immediate release

Drilling Commences at Hushamu

VANCOUVER, BRITISH COLUMBIA – Western Copper Corp. (TSX: “WRN”) (“Western”) is pleased to announce that the first phase of the 2007 drilling program at the Hushumu property commenced on Thursday, February 15, 2007.

A total of 5000 m of diamond drilling is planned in the North West Expo and other exploration areas on the Hushamu property on Vancouver Island, British Columbia.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This news release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen	-OR-	Nicole Rizgalla
Vice President, Corporate Development		Investor Relations

Phone: 604.684.9497
Email: info@westerncoppercorp.com
www.westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM